[Letterhead of Orrick, Herrington & Sutcliffe LLP]

Michael H. Mitchell (202) 339-8479 mhmitchell@orrick.com

VIA E-MAIL AND HAND DELIVERY

Mr. Max A. Webb, Esquire, Assistant Director

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	BA Credit Card Trust
Form 10-K for the fiscal year ended June 30, 2006
Filed September 28, 2006
Form 10-D for the monthly distribution period from April 1, 2006 to April 30, 2006
Filed May 15, 2006

Dear Mr. Webb:

On behalf of FIA Card Services, National Association (“FIA”), as sponsor and originator of the BA Credit Card Trust (the “Note Trust”) and as sponsor and servicer of the BA Master Credit Card Trust II (“Master Trust II”), and BA Credit Card Funding, LLC, as transferor and depositor of the Note Trust and Master Trust II, this letter responds to your letter dated March 15, 2007 providing comments on the above-referenced reports on Form 10-K and Form 10-D (collectively, the “Reports”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Note Trust and Master Trust II. For your convenience, each of your comments has been reproduced below, followed by the registrants’ response.

Form 10-K General

Comment 1.

Please revise the cover page of your filing to indicate the file number that you used to file this 10-K as well as your other reports. For instance, we note on the cover page that the file numbers of the three co-registrants are 333-131358, -01 and -02; however, the 10-K is filed under the file number 333-50316-02. Please revise to clarify on the cover page and also consider adding an explanatory note to your filing so investors may easily locate your report.

Max A. Webb, Esquire

April 9, 2007

Response:

In accordance with relevant Commission regulations, including Rule 15d-23 under the Securities Exchange Act of 1934 (the “Exchange Act”), the depositor files annual and other reports with the Commission on behalf of the Note Trust and Master Trust II under the CIK number (0001128250) for the Note Trust. Unlike the file numbers associated with registration statements filed under the Securities Act of 1933 (the “Securities Act”), which change from time to time as additional registration statements are filed, the CIK number associated with the Note Trust remains constant over time.

The depositor proposes, therefore, to add disclosure to the cover page of its Exchange Act reports clarifying that these reports are filed under the CIK number for the Note Trust, but respectfully proposes that, because the Commission’s regulations do not specifically address this subject, the depositor commence this practice prospectively for reports filed in the future. The depositor proposes to include the following notation on the cover page of its future Exchange Act reports filed with the Commission on behalf of the Note Trust and Master Trust II:

“In accordance with relevant regulations of the Securities and Exchange Commission, the depositor files annual and other reports with the Commission on behalf of the BA Credit Card Trust and the BA Master Credit Card Trust II under the Central Index Key (CIK) number (0001128250) for the BA Credit Card Trust.”

Signatures

Comment 2.

We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Ms. Copson-Hall is the senior officer in charge of the servicing function. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certifications. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Max A. Webb, Esquire

April 9, 2007

Response:

General Instruction J(3) to Form 10-K and footnote 1 to Item 601(b)(31)(ii) of Regulation S-K direct that the Form 10-K and the Section 302 certification, respectively, must be signed either (i) on behalf of the depositor by the senior officer in charge of securitization of the depositor, or (ii) on behalf of the issuing entity by the senior officer in charge of the servicing function of the servicer. These provisions do not address the required format for the signature block for either the Form 10-K or the Section 302 certification.

Instead, footnote 1 to the signature block in Form 10-K directs that the name and title of each signing officer should be printed under his or her signature, and footnote 1 to Item 601(b)(31)(ii) indicates that “a natural person must sign the certification in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature.” [Emphasis added.] Accordingly, the regulations require or permit the signing officer’s title in the specified organization to be included in the applicable signature block, but do not require (and, in the case of the Section 302 certification, do not permit) any additional information concerning the capacity in which such officer signs the report or certification.

Ms. Copson-Hall is the senior officer in charge of the servicing function of FIA, and her title as it appears in the signature block for each of the Form 10-K and the Section 302 certification reflects her title as an officer of FIA, as expressly required by the SEC’s regulations. The depositor, on behalf of the Note Trust and Master Trust II, respectfully submits, therefore, that no revision to the signature blocks is necessary or appropriate.

Exhibit 33.2-Report on Assessment of Compliance with Servicing Criteria

Comment 3.

We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iii), (d)(2)(iii) and (d)(2)(vi) were deemed not applicable.

Response:

The depositor confirms that the servicing criteria set forth in subparagraphs (d)(1)(iii), (d)(2)(iii) and (d)(2)(vi) of Item 1122 of Regulation AB are inapplicable to FIA or any other party participating in the servicing function based on the activities they perform with respect to the asset-backed securities transactions comprising FIA’s platform.

Max A. Webb, Esquire

April 9, 2007

Servicing criterion (d)(1)(iii) contemplates that any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained. The depositor confirms that the transaction agreements related to FIA’s platform do not require that a back-up servicer be maintained.

Servicing criterion (d)(2)(iii) contemplates that advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements. The depositor confirms that the transaction agreements related to FIA’s platform do not require or contemplate advances of funds or guarantees regarding collections, cash flows or distributions.

Servicing criterion (d)(2)(vi) contemplates that unissued checks are safeguarded so as to prevent unauthorized access. The depositor confirms that all transfers of collections and other cash flows associated with the pool assets are made via wire transfer, and not by check or other form of payment.

Form 10-D for the period ending April 30, 2006

Part I

Comment 4.	Please tell us why you do not disclose the number of pool assets at the beginning and ending of each period.

Max A. Webb, Esquire

April 9, 2007

Response:

We do not include the number of pool assets at the beginning and ending of each reporting period because we believe that such information does not enhance investors’ understanding of asset pool performance or the performance of the issuer’s securities. The asset pool for Master Trust II is currently comprised of approximately 51.4 million accounts. While the number of accounts in the pool can fluctuate during a reporting period due to additions or removals of pool assets, given the size of the pool and the performance characteristics of the accounts, these fluctuations are not material. Moreover, neither these fluctuations nor the number of pool assets on a given day serves as a meaningful indicator concerning the performance of the underlying receivables. Instead, the performance metrics that are already included in the report for each period (e.g., aggregate principal balances, delinquent balances, investor default amounts, and portfolio yield) are the material determining factors for the performance of the related securities. In the event that the number of accounts in the pool were to change materially during a reporting period, the depositor would report such event in its Exchange Act reports as contemplated by Item 1121(a)(14) of Regulation AB.

Part II

Item 3 – Sales of Securities and Use of Proceeds

Comment 5.

You state that the table provides information about sales of the issuing entity during the period covered by the report that have not been previously reported. Please note that Form 10-Q, Part II, Item 2(a) states that if the information has previously been included in a Current Report on Form 8-K, it need not be furnished. Refer also to Part II, Item 3 of Form 10-D. Please revise your first paragraph to clarify. Also, please provide investors with the dates and file numbers of those 8-K reports.

Response:

The statement that the table provides information about sales of securities by the issuing entity that have not been previously reported is based on General Instruction C(3) to Form 10-D, and not Item 2(a) to Part II of Form 10-Q. General Instruction C(3) to Form 10-D provides that if substantially the same information has been previously reported by the Note Trust an additional report of the information on Form 10-D need not be made. Based on the definition of the term “previously reported” contained in Exchange Act Rule 12b-2, the depositor respectfully submits that any securities sold by means of a prospectus forming a part of a registration statement under the Securities Act need not be separately reported in its monthly distribution report on Form 10-D.

In connection with responding to your comments, we have been authorized by the registrants to inform you that the registrants hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Reports;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Max A. Webb, Esquire

April 9, 2007

Should you have any questions or need additional information, please do not hesitate to contact Marcie Copson-Hall, Senior Vice President of FIA Card Services, National Association, at (302) 432-6326, or Mike Mitchell or Mike McElroy, each of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8479 or (202) 339-8491, respectively.

Very truly yours,
/s/ Michael H. Mitchell
Michael H. Mitchell